EXHIBIT 99.1

Brookfield Renewable Announces Reset Dividend Rate on Series 3 Preference Shares

BROOKFIELD, NEWS, July 02, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) has determined the fixed dividend rate on its Class A Preference Shares, Series 3 (“Series 3 Shares”) (TSX: BRF.PR.C) for the five years commencing August 1, 2019 and ending July 31, 2024. If declared, the fixed quarterly dividends on the Series 3 Shares during that period will be paid at an annual rate of 4.351% ($0.2719375 per share per quarter).

Holders of Series 3 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on July 16, 2019, to convert all or part of their Series 3 Shares, on a one-for-one basis, into Class A Preference Shares, Series 4 (the “Series 4 Shares”), effective July 31, 2019.

The quarterly floating rate dividends on the Series 4 Shares will be paid at an annual rate, calculated for each quarter, of 2.94% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the August 1, 2019 to October 31, 2019 dividend period for the Series 4 Shares will be 1.15970% (4.601% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.289925 per share, payable on October 31, 2019.

Holders of Series 3 Shares are not required to elect to convert all or any part of their Series 3 Shares into Series 4 Shares.

As provided in the share conditions of the Series 3 Shares, (i) if BRP Equity determines that there would be fewer than 1,000,000 Series 3 Shares outstanding after July 31, 2019, all remaining Series 3 Shares will be automatically converted into Series 4 Shares on a one-for-one basis effective July 31, 2019; and (ii) if BRP Equity determines that there would be fewer than 1,000,000 Series 4 Shares outstanding after July 31, 2019, no Series 3 Shares will be permitted to be converted into Series 4 Shares. There are currently 10,000,000 Series 3 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 4 Shares effective upon conversion. Listing of the Series 4 Shares is subject to BRP Equity fulfilling all the listing requirements of the TSX and, upon approval, the Series 4 Shares will be listed on the TSX under the trading symbol “BRF.PR.D”.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:
Claire Holland
Vice President – Communications
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
Director – Investor Relations
(416) 369-2616
divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “target” “future”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements with regards to potential future dividend declarations on the Series 3 Shares and the listing of the Series 4 Shares on the TSX. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public  policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.